Sit Developing Markets Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled or operating in a developing market.

Countries or regions are selected for investment opportunities, based on several factors, including:

- economic, social, and political trends
- earnings outlook
- market liquidity
- fiscal and monetary policy, as well as currency exchange rate expectations

After careful review of these factors, we consider companies exhibiting:

- unique products or services
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: SDMGX
CUSIP: 82980D-40-0

Fund Details

Investment Style: Emerging Markets
Inception Date: 7/1/94
Minimum Investment: $5,000
Expense Ratio: 2.00%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Eugene C. Sit, CFA
Roger J. Sit
Raymond E. Sit

As of 9/30/07

Total Net Assets: $23.8 Million

	Sit Developing Markets Growth Fund Average Annual Total Return (%)					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Developing Markets Growth(1)	13.95	56.16	39.34	33.06	8.51	8.36
MSCI Emerging Markets Index	13.70	54.84	37.44	35.26	9.15	7.20

*Annualized returns not available for 3-month period.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Portfolio Sector Allocation

Non-Energy Minerals	14.2%
Finance	12.1
Communications	11.1
Electronic Technology	10.6
Energy Minerals	10.0
Consumer Services	7.2
Utilities	6.7
Sectors Less Than 5%	21.4
Cash Equivalents	6.7

Portfolio Structure By Region

Asia	61.8%
Latin America	20.7
Europe	5.0
Africa/Middle East	5.0
North America	0.8
Cash Equivalents	6.7

Portfolio Ten Largest Holdings

1. Companhia Vale do Rio Doce, A.D.R.
2. America Movil, A.D.R.
3. Samsung Electronics
4. BHP Billiton, Ltd., A.D.R.
5. China Mobile, Ltd., A.D.R.
6. China Communications
7. Petroleo Brasliero
8. China Oilfield Services
9. Reliance Industries, G.D.R.
10. Hon Hai Precision, G.D.R.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) International investing has special risks, such as currency exchange fluctuations, high volitility, illiquidity and the possibility of policital instability.

Sit Dividend Growth Fund
Class I and Class S
As of 9/30/2007

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

Objective

The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Investment Strategies

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Fund may invest the balance of its assets in preferred stocks, convertible bonds, and U.S. Treasury securities.

Several factors are considered in the evaluation of a company's potential for above average long-term earnings, revenue, and dividend growth, including:

- a record of paying dividends
- strong prospects for growing dividend payments
- unique product or service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Eugene C. Sit, CFA
Kent L. Johnson, CFA
Roger J. Sit
Michael J. Stellmacher, CFA

Fund Details

Investment Style: Large Blend

	Class I	Class S
Symbol:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Minimum Investment:	$100,000	$5,000
Expense Ratio:	1.0%	1.25%
Total Net Assets (Millions):	$40.5	$3.6

Sit Dividend Growth Fund Average Annual Total Return (%)

	Three Month*	Year-to-Date*	One Year	Three Years	Since Inception	12-Month Distribution Rate[1]
Class I Shares	3.12	12.70	19.33	16.25	13.68	1.68%
S&P 500 Index	2.03	9.13	16.44	13.14	10.82	N/A
Class S Shares	3.13	12.49	19.05	n/a	16.12	1.48
S&P 500 Index	2.03	9.13	16.44	n/a	13.70	N/A

*Annualized returns not available for 3-month and year-to-date periods.

(1) Based on the last 12 months of distributed net investment income and average NAV as of 3/31/07. One of the investment objectives of Sit Dividend Growth Fund is to provide income, which is distributed quarterly.

Portfolio Sector Allocation

Finance	20.2%
Producer Manufacturing	13.1
Health Technology	10.8
Consumer Non-Durables	9.2
Energy Minerals	9.0
Sectors Less Than 5%	33.7
Cash Equivalents	4.0

Portfolio Ten Largest Holdings

- General Electric Co.
- AT&T, Inc.
- Marathon Oil Corp.
- Proctor & Gamble Co.
- Total S.A.
- Wells Fargo & Co.
- Citigroup, Inc.
- General Dynamics Corp.
- Chevron Corp.
- Occidental Petroleum Corp.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit International Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside of the United States.

Countries or regions are selected for investment opportunities, based on several factors including:

- economic, social, and political trends
- earnings outlook
- market liquidity
- fiscal and monetary policy, as well as currency exchange rate expectations

After careful review of these factors, we consider companies exhibiting:

- unique products or services
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: SNGRX
CUSIP: 82980D-10-3

Fund Details

Investment Style: International Growth
Inception Date: 11/1/91
Minimum Investment: $5,000
Expense Ratio: 1.50%(1)

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Eugene C. Sit, CFA
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

As of 9/30/07

Total Net Assets: $41.0 Million

	Sit International Growth Fund Average Annual Total Return (%)					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit International Growth(2)	4.60	25.69	21.48	19.39	2.50	6.53
MSCI EAFE Growth Index	4.33	27.76	23.06	21.38	5.55	6.05

*Annualized returns not available for 3-month period.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Portfolio Sector Allocation

Finance	19.3%
Communications	8.9
Non-Energy Minerals	8.2
Health Technology	7.9
Consumer Non-Durables	7.1
Sectors Less Than 7%	47.0
Cash Equivalents	1.6

Portfolio Structure - By Region

Europe	55.5%
Asia	35.5
Other	7.4
Cash & Other Net Assets	1.6

Portfolio Ten Largest Holdings

1. BHP Billiton, Ltd.
2. Rio Tinto, A.D.R.
3. Veolia Environment
4. Schlumberger, Ltd.
5. Vestas Wind Systems, Inc.
6. NII Holdings, Inc.
7. Nestle, S.A.
8. Novartis, A.G.
9. Roche Holdings, A.G.
10. Vodafone Group, p.l.c.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) Fee is the result of the Adviser's volutary fee waiver through December 31, 2007. The contractual fee is 1.85%.
(2) International investing has special risks, such as currency exchange fluctuations, high volitility, illiquidity and the possibility of policital instability.

Sit Large Cap Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more at the time of purchase.

Investing in domestic growth-oriented companies that exhibit the potential for superior growth.

Several factors are considered in the Adviser's evaluation of a company, including:

- unique product or service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition.

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: SNIGX
CUSIP: 829797-10-9

Fund Details

Investment Style: Large Cap Growth
Inception Date: 9/2/82
Minimum Investment: $5,000
Expense Ratio: 1.0%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Eugene C. Sit, CFA
Peter L. Mitchelson, CFA
Roger J. Sit
Ronald D. Sit, CFA

As of 9/30/07

Total Net Assets: $173.6 Million

	Sit Large Cap Growth Fund Average Annual Total Return (%)					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Large Cap Growth	5.18	21.66	14.61	15.91	4.24	11.31
Russell 1000® Growth Index	4.21	19.35	12.20	13.84	4.06	12.10

*Annualized returns not available for 3-month period.

Portfolio Sector Allocation

Finance	11.7%
Electronic Technology	11.7
Health Technology	11.1
Producer Manufacturing	10.6
Technology Services	8.8
Energy Minerals	7.6
Communications	5.5
Sectors Less Than 5%	27.7
Cash Equivalents	5.3

Portfolio Ten Largest Holdings

Cisco Systems, Inc.
General Electric Co.
Pepsico, Inc.
Genentech, Inc.
Microsoft Corp.
Schlumberger, Ltd.
Monsanto Co.
Hewlett-Packard Co.
Procter & Gamble Co.
Nokia Corp.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

Sit Mid Cap Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion at the time of purchase.

The Fund invests in domestic growth-oriented medium to small companies believed to exhibit the potential for superior growth.

Several factors are considered in the evaluation of a company, including:

- unique product or service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: NBNGX
CUSIP: 829796-10-1

Fund Details

Investment Style: Mid Cap Growth
Inception Date: 9/2/82
Minimum Investment: $5,000
Expense Ratio: 1.15%**

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Eugene C. Sit, CFA
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

** Result of the Adviser's voluntary waiver of fee through December 31, 2007. The contractual fee is 1.25%.

As of 9/30/07

Total Net Assets: $223.0 Million

	Sit Mid Cap Growth Fund Average Annual Total Return (%)					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Mid Cap Growth(1)	8.34	31.12	20.82	20.75	6.28	14.11
Russell Midcap® Growth Index	2.15	21.23	17.01	20.39	7.47	N/A

*Annualized returns not available for 3-month period.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Portfolio Sector Allocation	
Health Technology	15.5%
Electronic Technology	10.5
Industrial Services	9.6
Producer Manufacturing	8.5
Finance	7.8
Technology Services	7.7
Energy Minerals	6.5
Sectors Less Than 5%	27.8
Cash Equivalents	6.1

Portfolio Ten Largest Holdings
Celgene Corp.
McDermott International, Inc.
Precision Castparts Corp.
Broadcom Corp.
Coach, Inc.
URS Corp.
Affiliated Managers Group
Smith International, Inc.
XTO Energy, Inc.
Cognizant Tech Solutions

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) Stocks of small- and mid-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Sit Minnesota Tax-Free Income Fund

Objective

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

Investment Strategies

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from regular federal income tax and Minnesota regular personal income tax. During normal market conditions, the Fund invests 100% (and, as a fundamental policy, no less that 80%) of its net assets in such tax-exempt municipal securities.

√ **Long-Tenured Managers**

√ **Double tax-exempt income***

√ **Strong risk-adjusted returns**

*Income is exempt from regular federal income tax and Minnesota regular personal income tax. Some income earned by the Fund may be treated as a tax preference item that is included in alternative minimum taxable income for certain investors.

Symbol: SMTFX
CUSIP: 82979K-10-0

Fund Details

Investment Style: Intermediate Municipal
Inception Date: 12/1/93
Minimum Investment: $5,000
Expense Ratio: 0.80%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Michael C. Brilley
Debra A. Sit, CFA
Paul A. Jungquist, CPA, CFA

As of 9/30/2007

Total Net Assets: $311.5 Million

30-Day SEC Yield:	4.45%	Average Maturity:	15.4 Years
Tax Equivalent Yield:	7.43%(1)	Duration to Estimated Avg. Life:	4.7 Years(3)
12-Month Distribution Rate:	4.19%(2)	Implied Duration:	5.0 Years(3)

	Sit MN Tax-Free Income Fund Average Annual Total Return (%)					
	Three Month**	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit MN Tax-Free Income	0.46	2.32	3.97	3.88	4.42	5.01
Lehman 5-Year Municipal Bond Index	2.56	3.82	2.76	3.03	4.55	4.76

**Annualized returns not available for 3-month period.

Quality Ratings

AAA	19.1%
AA	7.6
A	14.4
BBB	15.6
Less Than BBB	2.3
Not Rated	37.5
Other Assets and Liabilities	3.5

Portfolio Sector Allocation

Hospital/Health Care	25.4%
MF Mortgage	21.1
Education/Student Loan	10.6
Other Rev.	9.7
Insured	6.4
SF Mortgage	6.4
ETM/PRE-REF	5.4
Sectors Less Than 5%	11.5
Cash Equivalents	3.5

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Lehman 5-Year Municipal Bond Index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) For individuals in the 35.0% federal tax bracket. (Assumes the maximum Minnesota tax bracket of 7.85%).
(2) Based on the last 12 monthly distributions of net investment income and average NAV as of 9/31/07.
(3) Duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio's implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Small Cap Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of $2.5 billion or less at the time of purchase.

Investing in domestic growth-oriented small companies it believes exhibit the potential for superior growth.

Several factors are considered in the evaluation of a company, including:

- unique product of service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: SSMGX
CUSIP: 82980D-30-1

Fund Details

Investment Style: Small Cap Growth
Inception Date: 7/1/94
Minimum Investment: $5,000
Expense Ratio: 1.50%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Eugene C. Sit, CFA
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

As of 9/30/07

Total Net Assets: $113.2 Million

	Sit Small Cap Growth Fund Average Annual Total Return (%)					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Small Cap Growth[(1)]	6.85	34.54	21.79	19.49	9.57	14.18
Russell 2000® Growth Index	0.02	18.93	14.10	18.70	3.65	8.04

*Annualized returns not available for 3-month period.

Portfolio Sector Allocation	
Health Technology	16.2%
Electronic Technology	11.4
Industrial Services	10.2
Producer Manufacturing	8.9
Technology Services	8.9
Energy Minerals	6.5
Health Services	6.1
Sectors Less Than 5%	26.0
Cash Equivalents	5.8

Portfolio Ten Largest Holdings

- Arena Resources, Inc.
- Kyphon, Inc.
- Affiliated Managers Group, Inc.
- Frontier Oil Corp.
- Flotek Industries, Inc.
- Nuvasive Inc.
- Commscope, Inc.
- SBA Communications Corp.
- Southwestern Energy Co.
- Celgene Corp.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) Stocks of small- and mid-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Sit Tax-Free Income Fund

Objective

The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.

Investment Strategies

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both regular federal income tax and federal alternative minimum tax. During normal market conditions, the Fund invests 100% (and, as a fundamental policy, no less than 80%) of its net assets in such tax-exempt municipal securities. Municipal securities are debt obligations issued by or for U.S. states, territories, and possessions and the District of Columbia and their political subdivisions, agencies, and instrumentalities.

√ **Long-Tenured Managers**

√ **Strong risk-adjusted returns**

√ **Tax-Free Income***

*Income is exempt from both regular federal income tax and federal alternative minimum tax.

Symbol: SNTIX
CUSIP: 829799-10-5

Fund Details

Investment Style: Intermediate Municipal
Inception Date: 9/29/88
Minimum Investment: $5,000
Expense Ratio: 0.77%***

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Michael C. Brilley
Debra A. Sit, CFA
Paul A. Jungquist, CPA, CFA

*** Result of the Adviser's voluntary waiver of fee through December 31, 2007. The contractual fee is 0.80%.

As of 9/30/07

Total Net Assets: $384.7 Million

30-Day SEC Yield:	4.46%	Average Maturity:	15.2 Years
Tax Equivalent Yield:	6.86%(1)	Duration to Estimated Avg. Life:	4.5 Years(3)
12-Month Distribution Rate:	4.05%(2)	Implied Duration:	4.9 Years(3)

	Sit Tax-Free Income Fund Average Annual Total Return (%)					
	Three Month**	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Tax-Free Income	-0.01	1.89	2.82	2.96	3.89	5.70
Lehman 5-Year Municipal Bond Index	2.56	3.82	2.76	3.03	4.55	5.74

**Annualized returns not available for 3-month period.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Lehman 5-Year Municipal Bond Index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Portfolio Sector Allocation

Insured	21.0%
Hospital/Health Care	19.8
MF Mortgage	14.7
Other Revenue	12.1
Education/Student Loan	8.9
Sectors Less Than 5%	21.6
Cash Equivalents	1.9

Quality Ratings (% of Total Net Assets)

AAA	27.4%
AA	7.4
A	14.9
BBB	24.7
Less Than BBB	2.2
Not Rated	21.5
Other Assets and Liabilities	1.9

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) For individuals in the 35.0% federal tax bracket.
(2) Based on the last 12 monthly distributions of net investment income and average NAV as of 9/31/07.
(3) Duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio's implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit U.S. Government Securities Fund

Objective
The Fund seeks high current income and safety of principal.

Investment Strategies
The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities.

√ Long-Tenured Managers

√ Positive calendar year returns since inception in 1987

√ Low duration, high income strategy

Symbol: SNGVX
CUSIP: 829800-10-1

Fund Details
Investment Style: Short Government

Inception Date: 6/2/87

Minimum Investment: $5,000

Expense Ratio: 0.80%**

Investment Adviser
Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management
Michael C. Brilley
Mark H. Book, CFA, CMA
Bryce A. Doty, CFA

** Fee is the result of the Adviser's voluntary fee waiver through December 31, 2007. The contractual fee is 1.00%.

As of 9/30/2007
Total Assets: $204.8 Million

30-Day SEC Yield:	5.19%	Average Maturity:	21.2 Years
12-Month Distribution Rate:	4.79%(1)	Effective Duration:	3.2 Years(2)

Sit U.S. Government Securities Fund Average Annual Total Return (%)

	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit U.S. Government Securities	2.43	5.58	3.81	3.24	4.85	6.58
Lehman Interm. Govt. Bond Index	3.36	5.88	3.56	3.21	5.43	6.77

*Annualized returns not available for 3-month period.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Lehman Intermediate Government Bond Index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Portfolio Sector Allocation

CMO	36.5%
FNMA	28.5
U.S Treasury/Federal Agency	13.3
GNMA	11.0
FHLMC	7.9
Sectors less than 5.0%	0.3
Cash Equivalents	2.5

Estimated Average Life Profile

0-1	2.5%
1-5	78.9
5-10	18.2
10-20	0.4
20+	0.0

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) Based on the last 12 monthly distributions of net investment income and average NAV as of 9/30/07.
(2) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.